PROSPECTUS SUPPLEMENT To Prospectus dated September 26, 2025	Filed Pursuant to 424(b)(3) Registration No. 333-290550

8,393,611 Shares of common stock

This prospectus supplement supplements the prospectus dated September 26, 2025 (the “Prospectus”), relating to the resale from time to time of up to 8,393,611 shares of common stock, $0.001 par value per share (“common stock”), of Applied Digital Corporation (the “Company,” “we,” “our,” or “us”) by the selling stockholder named herein or their permitted transferees (the “selling stockholder”) in amounts, at prices and on terms that will be determined at the time of any such offering, comprised of 8,393,611 shares of common stock (the “Warrant Shares”) issuable upon the exercise of warrants (the “Warrants”) issued by the Company on August 28, 2025 to CoreWeave, Inc. (“CoreWeave”) in connection with the Building 4 Lease, and subsequently assigned by CoreWeave to the selling stockholder on October 7, 2025.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

We are registering the offer and sale of the Warrant Shares issuable upon exercise of the Warrants to satisfy registration rights we have granted to CoreWeave pursuant to a registration rights agreement dated as of May 28, 2025 (the “Registration Rights Agreement”), which registration rights have subsequently been assigned to the selling stockholder.

We will not receive any proceeds from the sale of the Warrant Shares by the selling stockholder. The shares of common stock to which the Prospectus and this prospectus supplement relate may be offered and sold from time to time directly by the selling stockholder or alternatively through underwriters, broker dealers or agents. The selling stockholder will determine at what price they may sell the Warrant Shares offered by this prospectus, and such sales may be made at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. Although we have been advised by the selling stockholder that the selling stockholder is purchasing the Warrants for its own account, for investment purpose in which it takes investment risk (including, without limitation, the risk of loss), and without any view or intention to distribute such Warrants in violation of the Securities Act of 1933, as amended (the “Securities Act”), or any other applicable securities laws, the selling stockholder may be deemed an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act by the Securities and Exchange Commission (the “SEC”), in which case any profits on the sales of the Warrant Shares by the selling stockholder and any discounts, commissions or concessions received by the selling stockholder would be deemed to be underwriting discounts and commissions under the Securities Act. For additional information on the methods of sale that may be used by the selling stockholder, see the section entitled “Plan of Distribution.”

We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should carefully read the Prospectus and this prospectus supplement before you invest in our common stock. You also should read the documents we have referred you to in the “Where You Can Find More Information” section of the Prospectus for information about us and our financial statements.

Our common stock is listed on The Nasdaq Global Select Market (“Nasdaq”) under the symbol “APLD.” On November 13, 2025, the last reported sale price of our common stock on Nasdaq was $23.06 per share.

Our executive office is located at 3811 Turtle Creek Blvd., Suite 2100, Dallas, Texas 75219, and our phone number is (214) 427-1704. Our principal website address is www.applieddigital.com.

Investing in our securities involves risks. Before making an investment decisions, you should carefully review the information contained in this prospectus under the heading “Risk Factors” beginning on page 7 of this prospectus, as well as the risks and uncertainties described in our Annual Report on Form 10-K for the fiscal year ended May 31, 2025, filed with the SEC on July 30, 2025, and the other filings we make with the SEC from time to time, which are incorporated by reference herein in their entirety.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION OR REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is November 19, 2025.

TABLE OF CONTENTS

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PRIVATE PLACEMENT	3

SELLING STOCKHOLDER	4

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PRIVATE PLACEMENT

Warrants

As previously disclosed, on May 28, 2025, our subsidiaries entered into two datacenter leases with CoreWeave, to deliver up to an aggregate of 250 MW of infrastructure to host CoreWeave’s HPC operations at Polaris Forge 1. The first lease is for the full capacity of Building 2, our 100MW datacenter that is currently under construction and the second lease is for the full capacity of Building 3, our 150MW datacenter that is also under construction. We have guaranteed the obligations of our subsidiaries under the respective datacenter lease to which such subsidiary is a party.

In the first fiscal quarter of 2025, CoreWeave exercised its option for an additional 150MW of hosting capacity at Polaris Forge 1. Accordingly, on August 28, 2025, APLD ELN-02 C LLC, our subsidiary, and CoreWeave entered into a third datacenter lease (the “Building 4 Lease”) for the full capacity of Building 4 at Polaris Forge 1, a 150MW datacenter to be constructed by us. The Building 4 Lease brings the total capacity leased by CoreWeave at Polaris Forge 1 to 400MW. Building 4 is currently in the design phase and is expected to be service-ready in mid- 2027.

In connection with the entry into the Building 4 Lease, we issued the Warrants to CoreWeave on August 28, 2025, to acquire up to 8,393,611 shares of our common stock at an exercise price of $10.75 per share, subject to adjustment in accordance with the terms and conditions set forth in the Warrants. In addition, we filed the Prospectus with the SEC to register the resale of the Warrant Shares pursuant to the Registration Rights Agreement. The Warrants and the Registration Rights Agreement were executed pursuant to a Letter Agreement, dated May 28, 2025, as amended, between us and CoreWeave.

On October 7, 2025, CoreWeave assigned the Warrants and its rights under the Registration Rights Agreement to Jane Street Global Trading, LLC (the “Assignment”). In connection with the Assignment, and pursuant to the terms of the Warrants and the Registration Rights Agreement, Jane Street Global Trading, LLC agreed to be bound by the terms of the Warrants and the Registration Rights Agreement.

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SELLING STOCKHOLDER

This prospectus covers the resale of up to 8,393,611 shares of common stock issuable upon exercise of the Warrants. We are registering the shares of common stock in order to permit the selling stockholder to offer the Warrant Shares for resale from time to time.

The table below identifies the selling stockholder and provides other information regarding the beneficial ownership of the shares of common stock by the selling stockholder. The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of the shares of common stock, as of November 13, 2025. The third column lists the shares of common stock being offered by this prospectus by the selling stockholder. The fourth column assumes the sale of all of the shares offered by the selling stockholder pursuant to this prospectus.

Name of Selling Stockholder	Number of Shares of common stock Owned Prior to Offering		Maximum Number of Shares of common stock to be Sold Pursuant to this Prospectus	Number of Shares of common stock Owned After Offering (1)	Percentage of Shares of common stock Owned After Offering (2)

Jane Street Global Trading, LLC (3)	20,881,848	(4)	8,393,611	12,488,237	4.35%

(1)	Assumes the sale of all shares of common stock offered by the selling stockholder pursuant to this prospectus.

(2)	Percentage is based on 278,540,327 shares of common stock outstanding as of November 13, 2025 (and rounded to the nearest tenth of a percent) and assumes the sale of all shares of common stock offered by the selling stockholder pursuant to this prospectus.

(3)	All investment decisions for Jane Street Global Trading, LLC are made by certain members of the Management Committee of Jane Street Group, LLC. Jane Street Global Trading, LLC is a wholly owned subsidiary of Jane Street Group, LLC. The business address of Jane Street Global Trading, LLC is 250 Vesey Street, New York, New York 10281.

(4)	(i) 49,780 shares of common stock, (ii) 12,438,457 shares of common stock issuable upon the exercise of options and warrants that are exercisable or will be exercisable within 60 days of November 13, 2025, and (iii) 8,393,611 shares of common stock issuable upon exercise of the Warrants. The Warrants are subject to a beneficial ownership limitation of 19.99%, which limitation restricts Jane Street Global Trading, LLC from exercising that portion of the Warrants that would result in Jane Street Global Trading, LLC and its affiliates owning, after exercise, a number of shares of common stock in excess of the beneficial ownership limitation.

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